MCK MINING CORP.

4th Floor, 56 Temperance Street, Toronto, Ontario M5H 3V5

Tel: (416) 361-0737
Fax: (416) 361-0923

02 JUN 19 AM 11:14

June 10th, 2002

Exemption No. 82-3938

02042008

SUPPL

Office of International Corporate Finance
Securities & Exchange Commission
450 - 5 Street N.W.
Room 3094 (3-6)
Washington, D.C.
U. S. A. 20549

Attention: **Office of Applications and Report Services**

PROCESSED
JUN 2 6 2002
THOMSON FINANCIAL

Dear Sirs:

Re: Material Change Report (Form 27)

Enclosed is a copy of a Material Change Report (Form 27) dated June 5th, 2002 in connection with a Press Release issued on June 5th, 2002 for your files.

If you have any questions, please contact the undersigned.

Yours truly,

MCK MINING CORP.

Per: George A. Duguay

GAD/slg

encl

FORM 27

THE SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION (75)2

Item 1. **Reporting Issuer**

MCK Mining Corp., 4th Floor, 56 Temperance Street, Toronto, Ontario, M5H 3V5.

Item 2. **Date of Material Change**

June 5, 2002.

Item 3. **Press Release**

The Press Release was sent on June 5th, 2002 via Canada NewsWire Ltd. (CNW) -- Toronto, Ontario.

Item 4. **Summary of Material Change**

For further information, attached hereto as **SCHEDULE "A"** is a copy of the Press Release.

Item 5. **Full Description of Material Change**

No information other than that provided in Item 4 above is presently available.

Item 6. **Reliance on Section 75(3) of the Act**

Confidentiality is not requested.

Item 7. **Omitted Information**

No information has been omitted in respect to the material change.

Item 8. **Senior Officer**

Mr. Stephen D. Case, President [416] 363-1613.

Item 9. **Statement of Senior Officer**

The foregoing accurately discloses the material changes referred to herein.

DATED at Toronto, this 5th day of June, 2002.

MCK MINING CORP.

Per: ______________________

Stephen D. Case, President.

E:\mckminin\F27Jun02

SCHEDULE "A"

MCK MINING CORP.

MCK MINING CORP. ANNOUNCES PRIVATE PLACEMENT

Toronto, Ontario
June 5, 2002

MCK Mining Corp. (TSX Venture Exchange - YMK) announced today that it is proposing to proceed with a non-brokered private placement of up to 1,250,000 common shares at a price of $0.40 per share, for aggregate gross proceeds of $500,000. Up to 20% of the maximum offering may be purchased by insiders of the Corporation and their associates. It is anticipated that Falconbridge Limited will subscribe for 20% of the maximum offering pursuant to the strategic alliance among the Company, Falconbridge and Baltic Resources Inc. as announced in the Company's news release dated April 29, 2002.

The proceeds of the private placement will be used to fund the Company's Martison Project, and for general corporate purposes.

For additional information, please contact:
Stephen Case, President
Tel: 416-363-1613

Current issued and outstanding:
17,556,192 common shares

"The Canadian Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release."